April 17, 2019

Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue Of The Americas
New York, New York 10036

       Re: Annaly Capital Management, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 15, 2019
           File No. 001-13447

Dear Mr. Votek:

       We have reviewed your April 3, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 20, 2019 letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018

Item 7. Management's Discussion and Analysis
Non-GAAP Financial Measures, page 55

1. We have considered your response to comment one. Please address the following with respect to your treatment of interest rate swaps in your non-GAAP measures:
        Please expand your disclosure in future filings to include more quantitative and qualitative information regarding the change in your treatment of interest rate swaps in your Non-GAAP measures. In your revised disclosure, please include a discussion of the reasons for the change and quantitative information necessary for an investor to determine the impact of the change when evaluating comparative information.
        Tell us whether non-GAAP financial information for prior periods reflects the impact of the change in methodology with respect to interest rate swaps. To the extent you
 Glenn A. Votek
Annaly Capital Management, Inc.
April 17, 2019
Page 2
             have not revised prior period amounts, explain to us how you considered the guidance in question 100.02 in the Compliance and Disclosure Interpretation related to Non-
             GAAP Financial Measures.
             It appears there is a correlation between your utilization of market agreed coupon
             ("MAC") interest rate swaps and the shift in your hedging strategy. In future periodic filings, to the extent material, please provide quantitative and qualitative discussion to highlight the impact of MAC interest rate swaps on your significant Non-GAAP financial measures.
2. Please tell us the net interest component of market agreed coupon interest rate swaps.
         Please provide this information for each quarter end in 2018 and for the year ended
         December 31, 2018.
Note 10. Derivative Instruments, page F-24

3. The amounts outlined for MAC interest rate swaps in your response appear to exceed the amounts within your footnote disclosure. For example, current notional amounts for 0
         3 years in your response is $33.6 billion, while footnote disclosures indicate $31.9 billion notional amount for the same maturity period. Additionally, per your response, fair value for MAC interest rate swaps as of December 31, 2018 is $457 million, while footnote disclosures indicate $48.1 million and $420.4 million for interest rate swap assets and liabilities, respectively. Please clarify the reason for the differences for us, and indicate in your response how the MAC interest rate swaps are reflected within your balance sheet and the journal entries entered when you record the upfront payment for MAC interest rate swaps.


       You may contact Wilson K. Lee, Senior Staff Accountant, at (202) 551 - 3468 or Robert
F. Telewicz, Accounting Branch Chief, at (202) 551 - 3438 if you have any questions.



                                                                Sincerely,
FirstName LastNameGlenn A. Votek
                                                                Division of
Corporation Finance
Comapany NameAnnaly Capital Management, Inc.
                                                                Office of Real
Estate and
April 17, 2019 Page 2                                           Commodities
FirstName LastName